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                                                                       EXHIBIT A


                                    AGREEMENT

          Alltrista Corporation (the "Company") and Marlin Partners II, L.P. ("Marlin Partners") have, pursuant to their letter of intent dated May 7, 2001, been working on the proposed acquisition by Marlin Partners of the Company at a cash price of $18 per share. Despite the cooperative and good faith efforts of the Company, Marlin Partners and their respective advisors, the parties have agreed to terminate their efforts to effect such a transaction at this time.

          1. Marlin Partners desires that Messrs. Martin E. Franklin and Ian G.H. Ashken be named to the Company's Board of Directors so that Messrs. Franklin and Ashken, on behalf of all the shareholders of the Company, can work in a cooperative manner with the Board of Directors and support the Board and management in their efforts to improve the performance of the Company in the best interests of all shareholders. Therefore, the Company is agreeable to enlarging the Board of Directors to nine persons and naming Messrs. Franklin and Ashken to serve as a Class I Director and Class II Director, respectively, effective Monday June 25, 2001. Ian Ashken would be included with Mr. Richard L. Molen and Ms. Lynda W. Popwell as Class II Directors standing for reelection at the 2001 Annual Meeting of Shareholders of the Company.

          2. The Company agrees to use its best efforts to have its 2001 Annual Meeting of Shareholders no later than July 31, 2001.

          3. Marlin Partners and its affiliates agree to immediately withdraw the nominations of Messrs. Franklin and Ashken for election as directors of the Company at the Company's 2001 Annual Meeting of Shareholders and to vote all shares of the Company beneficially owned by Marlin Partners and its affiliates for the election of Mr. Ashken, Mr. Molen and Ms. Popwell as directors of the Company at the 2001 Annual Meeting. Marlin Partners and its affiliates further agree that they will not, directly or indirectly, at any time on or before the Company's 2002 Annual Meeting of shareholders: (i) participate in any solicitation of proxies in opposition to, or make any public statements in opposition to, any proposals or director nominees of the Company in connection with any meeting of shareholders of the Company, (ii) initiate, propose, or solicit shareholders of the Company for the approval of, any shareholder proposals in connection with any meeting of the shareholders of the Company,
(iii) nominate any person for election to the board of directors of the Company (other than nominees proposed by the Company), (iv) vote any shares of the Company's common stock beneficially owned by them against any proposal or nominee for director proposed or supported by the Company or in favor of any proposal or nominee not proposed or supported by the Company (it being understood that, except as provided in the first sentence of this paragraph, Marlin Partners and its affiliates may abstain from voting on any matter at any shareholder meeting) or (v) advise, assist, encourage or solicit, or participate in a group with, any other person in connection with any of the foregoing.

          4. In addition, Marlin Partners and its affiliates agree that if in the good faith judgment of a majority of the Board of Directors of the Company the annual meeting of shareholders of the Company in 2002 should be postponed from the date provided in the Bylaws, they will not object to or take any action inconsistent with such judgment by the Board of Directors of the Company.


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          5. The Company will use its best efforts to convene and hold the 2003
Annual Meeting of shareholders no later than April 30, 2003.

          6. The Company and Marlin Partners, on behalf of itself and NewCo, agree that the May 7, 2001 Letter of Intent is hereby terminated, except for the expense reimbursement provisions of paragraph 5.

          7. This Agreement shall be governed by Indiana law and each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of Indiana as to any dispute under this Agreement. For purposes of this Agreement, it is understood that Messrs. Franklin and Ashken are affiliates of Marlin Partners. The parties further acknowledge and agree that in the event of any breach of this Agreement, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages, and accordingly the non-breaching party shall be entitled to compel specific performance of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which shall constitute one agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of June 22, 2001.


                              ALLTRISTA CORPORATION

                              By  /s/ Thomas B. Clark
                                  ------------------------------
                                  Name:  Thomas B. Clark
                                  Title: Chairman, President & CEO


                              MARLIN PARTNERS, II, L.P.

                              By  /s/ Martin E. Franklin
                                  ---------------------------------------
                                  Name:  Martin E. Franklin, Managing Member
                                         Marlin Management, LLC,
                                         General Partner


                              /s/ Martin E. Franklin
                              -----------------------------
                              Martin E. Franklin


                              /s/ Ian G. H. Ashken
                              -----------------------------
                              Ian G. H. Ashken


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